October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-1 (Registration No. 333-282047) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

RBW Capital Partners LLC (“RBW”), acting through Dominari Securities LLC (“Dominari”), solely acting as placement agent on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-282047) (the “Registration Statement”), hereby concurs, as well as Dominari hereby concurs, in the request by Digital Brands Group, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. Eastern Time on Monday, October 28, 2024, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. RBW and Dominari affirm that they are aware of their obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

RBW CAPITAL PARTNERS LLC

By:	/s/ Philip Gaucher
Name:	Philip Gaucher
Title:	Managing Partner

DOMINARI SECURITIES LLC

By:	/s/ Eric Newman
Name:	Eric Newman
Title:	Executive Vice President